UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.         )

Venture Catalyst Incorporated

(Name of Subject Company (Issuer))

Venture Catalyst Incorporated

(Name of Filing Person (Offeror))

Options Under Venture Catalyst Incorporated 1995 Stock Option Plan, as amended,

to Purchase Common Stock, Par Value $.001 Per Share,

Held by Certain Option Holders

(Title of Class of Securities)

92326Q106

(CUSIP Number of Underlying Class of Securities of Underlying Common Stock)

Kevin McIntosh

Chief Financial Officer

Venture Catalyst Incorporated

591 Camino De La Reina, Suite 418

San Diego, California 92108

Tel: (858) 385-1000

Fax: (858) 385-1162

copies to:

John F. Della Grotta, Esq.

Paul, Hastings, Janofsky & Walker LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626-1924

Tel: (714) 668-6200

Fax: (714) 979-1921

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
Not applicable	Not applicable

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.    Exhibits.

Exhibit Number	Description

99.1	Proxy Statement for 2003 Annual Stockholders Meeting

Exhibit Index

Exhibit Number	Description

99.1	Proxy Statement for 2003 Annual Stockholders Meeting